Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is a transcript for the video conference made by Kevin Loosemore, Executive Chairman, and Tim Brill, Director of Communications, to all employees of Micro Focus International plc on September 7, 2016.

Micro Focus Transcription

TITLE:	Interview with Kevin Loosemore re: Miami/Seattle Announce

TRANSCRIPTION DATE:	7th September 2016

TRANSCRIPTION STYLE:	Intelligent Verbatim

DURATION OF FILE:	05:44 minutes

NUMBER OF SPEAKERS:	2

SPEAKERS:	TB: Tim Brill
KL: Kevin Loosemore

TB:	Hi. This is Tim Brill, Director of Communications, and I'm delighted to be joined by Kevin Loosemore, Executive Chairman, to discuss a really important announcement just issued today. Kevin what have we announced?

KL:	Today we’ve announce the merger of Micro Focus and the software business of HPE, Hewlett Packard Enterprise. This is a significant day in the life of Micro Focus having turned 40 years old as a company just a couple of weeks ago. This transaction will increase our size to about 4.5 billion in turnover and the number of employees will go up to over 15,000. It will truly establish Micro Focus as one of the leading independent providers of infrastructure software in the World.

TB:	So this is a really significant announcement for the business. Why are we doing this? Why does it make sense for us?

KL:	You’ll all be familiar with the fact that we’ve said that we play in the mature infrastructure software space and what we do is we try and provide value to customers who’ve made investments over many years in software and help them link that older software to the newer technology trends. That marketplace is consolidating and this is an opportunity for us, one of the unique opportunities, to actually become a bigger scale player so we can better serve our customers and our partners and actually provide more value to that customer set.

TB:	You say that additional scale is going to be helpful for customers as we provide value to them, can you talk a little bit more about that? Why does that help customers?

KL:	A lot of our customers have many generations of IT and we've been involved with them over many years as they’ve evolved their IT infrastructure. That gives them challenges in how they manage it and then there's always the drive to link to the newer technologies - to link to mobile, to link to the cloud, the Internet of things - as those things come along. We have a body of expertise in Micro Focus (and increasing that body significantly with this merger) to enable us to help customers in those endeavours and to actually get more out of what they’ve already got rather than the throwaway culture of “throw it away and get something new”.

TB:	How about all of us as employees? How is this going to change our lives?

KL:	Initially there won't be any change. We’ve announced the transaction today but it'll probably be getting on for a year before it’s actually finalised due to the regulatory process that we have to do. So in the first instance I'd encourage you to focus on serving our customers, doing what we do successfully everyday and have done for 40 years now as a company. When we get to the point where we actually bring the businesses together, we’ll be a significantly larger organisation, we’ll have greater presence in many countries, we’ll have a greater product set but we’ll still keep to the ethos of being a software company. “We make software, and we sell software” and that's what should be driving everyone's behaviour day-to-day now as we go forward separately and then when we eventually come together in about a year's time.

TB:	You mentioned this will take up to a year to complete the transaction. What are the phases that lead up to that completion? What happens in the year?

KL:	First off we’ve announced the transaction today. We then have to do some regulatory filings in the US to the Securities and Exchange Commission and we have to do some filing is in the UK so that we can actually get approval of our shareholders and we’ll need a vote from our shareholders. At the same time Hewlett Packard has to separate their software business employees from the rest of their business, which in many countries will need discussions with the local works councils and local employees. So all that work will need to be done. At the same time, we’ll be engaging in planning activities with people from both sides of the business looking at how we will operate when eventually it comes together in much the same way as we did with the Attachmate acquisition and the Serena acquisition earlier this year.

TB:	Kevin you've been involved in a number of acquisitions with Micro Focus. Why does this one particular excite you?

KL:	I think this one excites me because what we're creating is a business which can genuinely serve customers at scale, across multiple product ranges, in multiple geographies and I think this part of the market’s going to continue to consolidate. So I think what we will have built is a company which is capable of leading in that consolidation and I see other opportunities coming along and it's not a question of being bigger for the sake of being bigger. It’s being bigger to actually serve our customers better but actually to provide more opportunities for our employees as we go forward but without having to abandon the things that people know and love. We’re not abandoning old products we’re actually making them more relevant and more useful and actually extending the life of these things as we move forward.

TB:	Kevin, thank you very much and I look forward to hearing more. We all look forward to hearing more about this transaction over the coming months.

KL:	Thank you

TB:	And thanks to everyone for joining us. There's a raft of information on the intranet, where you can find out a lot more about this exciting development. There's some useful FAQs there and a place where you can pose any questions you may have. Look out for more information over the coming weeks and thank you for joining.

No Offer or Solicitation

This communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document.

Additional Information and Where to Find It

This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction").  The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC.  The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department.

Caution Concerning Forward-Looking Statements

This communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future.  In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication.

Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.